A\$ 3/6/2003



03002913

C^M

SEC_____ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 1 2003

SEC FILE NUMBER

8- 52986

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Farrand Investment Bankers

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1815 North Surf Road, Suite 604

(No. and Street)

Hollywood, FL 33019

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alfred Reeves   (954) 258-5341
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassano Accounting, P. A.
(Name — if individual, state last, first, middle name)

900 North Federal Highway, Suite 160, Boca Raton, Florida 33432
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 6 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

K

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALFRED REEVES _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARRAND INVESTMENT BANKERS _____, as of DECEMBER 31, 2002 _____, _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE _____

_____

_____

_____

_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Grassano
Accounting, P.A.

Certified Public Accountants & Business Consultants

www.grassanoaccounting.com

900 NORTH FEDERAL HIGHWAY
SUITE 160
BOCA RATON, FLORIDA 33432-2754
TEL: (561) 395-0330
FAX: (561) 395-2081
E-MAIL: firm@grassanoaccounting.com

N. RICHARD GRASSANO, CPA
(FL-NJ)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Farrand Financial Services, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Farrand Financial Services, LLC (d/b/a Farrand Investment Bankers, the Company) as of December 31, 2002 and the related statements of income changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farrand Financial Services, LLC (d/b/a Farrand Investment Bankers) at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation of the basic financial statements taken as a whole.

Grassano Accounting, P.A.
Boca Raton, Florida
February 6, 2003



FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets

Cash	$	6,999
Total Current Assets		6,999
Other Assets		
CRD Deposit		343
TOTAL ASSETS	$	7,342

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Current Liabilities		
Accrued Expenses	$	-
TOTAL LIABILITIES		-
MEMBERS' EQUITY		7,342
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,342

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Investment Banking Fees	$ 19,000
TOTAL REVENUES	19,000
OPERATING EXPENSES	
Administrative	25,754
TOTAL OPERATING EXPENSES	25,754
INCOME (LOSS) FROM OPERATIONS	(6,754)
OTHER INCOME	
Interest Income	28
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(6,726)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (6,726)

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Used in Operating Activities:		
Net Income (Loss)	$	(6,726)
Decrease in CRD Deposit		869
Decrease in Accrued Expenses		(843)
Net Cash Used in Operating Activities		(6,700)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Members' Contributions		5,000
Net Cash Provided by Financing Activities		5,000
DECREASE IN CASH AND CASH EQUIVALENTS		(1,700)
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2001		8,699
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2002	$	6,999
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income Taxes Paid	$	-
Interest Paid	$	-

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

MEMBERS' EQUITY, DECEMBER 31, 2000	$	9,068
MEMBER CONTRIBUTIONS		5,000
NET INCOME (LOSS)		(6,726)
MEMBERS' EQUITY, DECEMBER 31, 2001	$	7,342

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Farrand Financial Services, LLC (d/b/a Farrand Investment Bankers, the Company) was organized as a limited liability company on January 18, 2000 under the laws of the State of Delaware. The Company is a securities broker-dealer, restricted to private placements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables, accounts payable or notes payable.

Impairment of Long-Lived Assets

The Company adopted FASB Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires that impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell. There have been no material adjustments for impairments of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected to be taxed as a Subchapter S corporation. The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company's not having any material operations for the period ending December 31, 2002.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS No. 141 also established specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS No. 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS No. 142 are: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; (2) goodwill and intangible assets with indefinite lives must be tested for impairment at lease annually; and (3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. At this time, the Company does not believe that the adoption of either of these statements will have a material effect on its financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS No. 143 is not

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
NOTES TO FINANCIAL STATEMENTS

expected to have a material effect on the Company's financial position, results of operations, or cash flows. In August 2001, the FASB also approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaced SFAS No. 121. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of A segment of a Business," for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. At this time, the Company does not believe that the adoption of SFAS No. 144 will have a material effect on its financial position, results of operations, or cash flows.

SUPPLEMENTARY SCHEDULE

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL

Members' Equity	$	7,342
Deduct Members' Equity Not Allowable for Net Capital		-
Members' Equity Qualified for Net Capital		7,342
Additions		-
Total Capital and Subordinated Borrowings		7,342
Deductions		
Total Nonallowable Assets		343
Net Capital Before Haircuts on Securities Positions		6,999
Haircuts on Securities		-
NET CAPITAL	$	6,999
AGGREGATE INDEBTEDNESS	$	-
REQUIRED CAPITAL	$	5,000
EXCESS CAPITAL AT 1,500 PERCENT	$	1,999
EXCESS CAPITAL AT 1,000 PERCENT	$	1,999
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as
of December 31, 2002)

Net Capital, as Reported in Company's Part II (unaudited) Focus Report	$	6,999
Net Capital per Above	$	6,999

See the independent auditors' report and the accompanying notes to financial statements.



Grassano
Accounting, P.A.

Certified Public Accountants & Business Consultants

www.grassanoaccounting.com

900 North Federal Highway
Suite 160
Boca Raton, Florida 33432-2754
TEL: (561) 395-0330
FAX: (561) 395-2081
E-MAIL: firm@grassanoaccounting.com

N. Richard Grassano, CPA
(FL-NJ)

REPORT OF INDEPENDENT ACCOUNTANTS
ON INTERNAL ACCOUNTING CONTROL
UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Farrand Financial Services, LLC.
Boca Raton, FL

In planning and performing our audit of the consolidated financial statements of Farrand Financial Services, LLC. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices



and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance what assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grassano Accounting, P.A.
Boca Raton, Florida
February 6, 2003